February 20, 2009

VIA EDGAR AND FAX (202) 551-3239

Mr. Jeff Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 10, 2008
File No. 000-50855

Dear Mr. Riedler:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter to Mr. Armando Anido, dated January 28, 2009, with respect to the above-referenced filing (“Form 10-K”). We have been authorized by Auxilium Pharmaceuticals, Inc. (“Auxilium” or the “Company”) to provide the responses contained in this letter on its behalf.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K for Fiscal Year Ended 12/31/07

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 18

Salary, page 22

1. We note your response to Comments 4 and 5 and reissue the comments.

•

We note your statement that you did not disclose functional objectives for each named executive officer in the CD&A because numerous objectives that support the corporate objectives are identified for each officer and you do not believe that listing all such objectives would materially improve an investor’s understanding of your compensation policy or decisions. Please expand your disclosure of base salaries and short-term incentive awards to identify each named executive officer’s functional objectives. Such disclosure is material to an investor’s understanding of the compensation paid to your named executive officers.

Securities and Exchange Commission

February 20, 2009

Company Response:

Auxilium has considered the staff’s comment. Auxilium respectfully submits that disclosing the functional objectives for each named executive officer would not materially improve an investor’s understanding of Auxilium’s policy or decisions in setting base salary or determining short term incentive awards for its named executive officers. While Auxilium does not believe the disclosure of the functional objectives for each named executive officer would be material to the Company’s investors for the reasons outlined below, in its Compensation Discussion & Analysis (“CD&A”) for all future filings, the Company would be willing to provide a list of functional objectives for each named executive officer with at least as much detail as provided in the list of functional objectives below in response to the staff’s comment.

The functional objectives for each named executive officer for 2007 (the “Functional Objectives”) were agreed with the Chief Executive Officer (“CEO”) at the beginning of 2007 and were intended to align with the financial and operational objectives for the Company set forth in the 2007 Bonus Plan so that each function is providing the support necessary to achieve such corporate objectives. For the CEO, his individual goals were coextensive with the financial and operational objectives of the Company. The Functional Objectives for the remaining named executive officers were as follows:

•	Mr. Fickenscher is responsible for Finance, Investor Relations, Information Technologies and Facilities. His 2007 functional objectives related to:

•	Achieving the Company’s full year financial goals and ensuring that the Company’s cash requirements are maintained throughout the year;

•	Handling communications with the investment community and refining the Investor Relations function;

•	Preparing a strategic plan regarding the information technology capabilities and requirements necessary to support the anticipated growth of Auxilium for the next five years; and

•	Developing and implementing process improvements designed to increase internal customer satisfaction with information systems and to ensure that data and information systems are properly protected.

•	Mr. Graham, who joined Auxilium in March 2007, is responsible for Sales and Marketing. His 2007 functional objectives related to:

•	Worldwide sales growth;

•	Developing annual business plans for Testim and XIAFLEX;

•	Developing a plan for XIAFLEX in Europe; and

•	Assessing and enhancing our Sales and Marketing functions.

•	Dr. Mattila was responsible for Business Development, Clinical Development, Regulatory Affairs and Manufacturing in 2007. His 2007 functional objectives related to:

•	Furthering the Regulatory and Clinical development of XIAFLEX through conducting clinical trials for Dupuytren’s contracture, Peyronie’s disease and Frozen Shoulder Syndrome;

•	Resolving the manufacturing issue with XIAFLEX and manufacturing batches for the biologics license application submission;

•	Preparing for potential European out licensing of XIAFLEX;

•	Identifying and negotiating with ex-North American partners for Testim; and

•	Developing a revised strategy for Auxilium’s transmucosal film delivery technology.

Securities and Exchange Commission

February 20, 2009

•	Ms. Stacey is responsible for Legal, Human Resources and corporate governance as Secretary to the Board. Her 2007 functional objectives related to:

•	Oversight of regulatory compliance;

•	Providing legal support for licensing relationships, commercial transactions and financing opportunities;

•	Continuing the development and implementation of Auxilium’s Performance Management and Development Process and developing the process for succession planning;

•

Enhancing the recruitment and staffing process by developing and implementing training for supervisory skills and reviewing and updating Legal and Human Resources policies and Auxilium’s Employee Handbook to support its employee base.

Salary

As disclosed in the CD&A contained in Auxilium’s definitive Proxy Statement relating to its Annual Meeting of Stockholders (the “Proxy Statement”), each named executive officer’s performance against the established Functional Objectives was only one of many factors considered by the Compensation Committee when it determined the 2007 salary increases. As disclosed on page 22 of the Proxy Statement, the Company’s general policy is for the salaries of its named executive officers to remain competitive with those of comparable executives in its industry and therefore seeks to maintain salaries at the 50th percentile of comparable executives in the Company’s peer group. Each individual’s achievement of the Functional Objectives, as well as that individual’s experience and skill set, economic conditions and internal equity were then evaluated by the Compensation Committee to determine whether to deviate from the 50th percentile. However, as disclosed on page 23 of the Proxy Statement, the Company believes that in order to stay competitive each named executive officer’s base salary should generally remain within a range of 10% above or below the 50th percentile. Therefore the most significant information utilized by the Compensation Committee in establishing the salary levels for its named executive officers is the market data provided by the Company’s executive compensation consultant. Furthermore, the percentage increases in salaries from 2006 to 2007 were between 2% and 7% and therefore the 2007 salary increases did not represent a material increase in compensation by Auxilium to its named executive officers. Based on the foregoing, Auxilium respectfully submits that no additional disclosure is required.

Short-Term Incentive Awards

With regard to the Chief Executive Officer, as disclosed on page 23 of the Proxy Statement, 100% of Mr. Anido’s bonus is based on the Corporate Achievement Factor. For the remaining named executive officers, 75% of the individual’s short term incentive award is based on the Corporate Achievement Factor and 25% on the Functional Achievement Factor. Therefore the Company believes that the amount of each individual’s overall annual compensation that is attributable to the achievement of that individual’s Functional Objectives is not material and the individual’s contribution to the achievement of the corporate objectives had a much more significant effect on each named executive officer’s short-term incentive award. Therefore, Auxilium respectfully submits that no additional disclosure is required.

•

We note your statement that although the Compensation Committee considers each named executive officer’s performance against his/her predetermined objectives, it does not assess and assign an achievement factor to each objective, but rather evaluates each

Securities and Exchange Commission

February 20, 2009

named executive officer’s overall performance against such objective. Please expand your disclosure of base salaries and short-term incentive awards to describe generally whether each of the named executive officers predetermined objectives was met.

Company Response:

Auxilium has considered the staff’s comment and respectfully submits that the CD&A in the Proxy Statement provides a general disclosure of the performance by each named executive officer and each named executive officer’s achievement of the Functional Objectives. With regard to salary increases, page 23 of the Proxy Statement includes a general statement regarding the performance of each of the named executive officers. With regard to short-term incentive awards, page 24 of the Proxy Statement includes the disclosure of the Functional Achievement Factor for each named executive officer which reflects the CEO’s evaluation of such officer’s overall achievement of the Functional Objectives and the CEO’s determination of the success achieved by each named executive officer. The Functional Achievement Factors for the named executive officers in 2007 ranged from 95% to 100%. Therefore Auxilium believes that the disclosure of the Functional Achievement Factors in the Proxy Statement provided investors with sufficient information to determine that each of the named executive officers achieved all or a significant portion of the predetermined Functional Objectives.

*    *    *    *

Auxilium’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by Armando Anido, Chief Executive Officer and President of Auxilium, accompanies this response.

Please do not hesitate to contact the undersigned at 215.963.5388 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Michael F. Marino
Michael F. Marino

Cc:	Rose Zukin, Division of Corporation Finance of the Securities and Exchange Commission
Sonia Barros, Division of Corporation Finance of the Securities and Exchange Commission
Jennifer Evans Stacey, Esq., Auxilium Pharmaceuticals, Inc.
Michael N. Peterson, Morgan, Lewis & Bockius LLP

February 20, 2009

VIA EDGAR AND FAX (202) 551-3239

Mr. Jeff Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 10, 2008
File No. 000-50855

Dear Mr. Riedler:

In connection with the comment letter, dated January 28, 2009, sent by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), with respect to the above referenced filing, Auxilium Pharmaceuticals, Inc. (“Auxilium”) hereby acknowledges the following:

•	Auxilium is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Auxilium may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of Auxilium, a response to your specific comments.

Sincerely,

AUXILIUM PHARMACEUTICALS, INC.

By:	/s/ Armando Anido
Name:	Armando Anido
Title:	Chief Executive Officer and President